IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS REMAINING ASSAY RESULTS FROM THE 2020 DRILLING PROGRAM AND CONFIRMS THE EXTENSION OF THE RENARD SYSTEM TO THE WEST AT THE NELLIGAN GOLD PROJECT, QUEBEC

Toronto, Ontario, December 1, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announces remaining assay results from its 2020 exploration diamond drilling program at its Nelligan joint venture project (IAMGOLD: 75%, Vanstar Mining Resources Inc. ("Vanstar"): 25%), located 60 kilometres southwest of Chibougamau, Quebec, Canada.

The Company is reporting assay results from the final seven (7) diamond drill holes totaling 2,602 metres completed as part of the summer 2020 drilling program. One hole was abandoned due to excessive deviation, while a second hole did not reach the expected Renard target zone due to mechanical issues. The assay results reported herein are provided in Table 1 below and include the following highlights: (A drill hole plan map is attached to this news release.)

Renard West Zone:

- **Drill hole NE-20-161: 27.0 metres grading 1.11 g/t Au**

  and 36.1 metres grading 1.13 g/t Au

  and 22.1 metres grading 1.07 g/t Au

- **Drill hole NE-20-164: 21.8 metres grading 2.00 g/t Au**
  includes: 4.5 metres grading 5.80 g/t Au

  and 23.2 metres grading 1.72 g/t Au
  includes: 1.5 metres grading 6.81 g/t Au

Renard Zone:

- **Drill hole NE-20-159: 33.0 metres grading 0.99 g/t Au**

  and 18.0 metres grading 1.55 g/t Au

- **Drill hole NE-20-162: 17.3 metres grading 7.62 g/t Au (4.49 g/t when capped at 30 g/t)**
  includes: 1.5 metres grading 66.1 g/t Au

  and 42.0 metres grading 1.15 g/t Au

  and 15.6 metres grading 1.39 g/t Au

Liam Zone:

- **Drill hole NE-20-160: 8.5 metres grading 4.16 g/t Au**
  includes: 1.3 metres grading 19.8 g/t Au

The Nelligan Gold project (on a 100% basis) hosts Inferred Mineral Resources containing 3.2 million ounces of gold grading 1.02 g/t Au (see news releases dated October 22, 2019 and February 18, 2020). The 2020 diamond drilling program was designed to infill selected areas of the deposit as well as step-out at depth and along strike at the Renard Zone to evaluate the potential for resource extensions.

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "These remaining results

continue to demonstrate continuity of mineralization from the infill drill holes completed in the resource area, and importantly, also continue to demonstrate that mineralization extends well beyond the area of the current modeled resource to the west for at least 500 to 700 metres. The mineralization and associated alteration intersected to date along this western extension appears similar to that observed in the current estimated resource and has potential to expand existing project resources with additional drilling. I must congratulate the exploration team for their perseverance to safely and successfully complete the 2020 exploration program with the numerous challenges posed by the global COVID-19 crisis."

Next Steps

With the results of the 2020 exploration drilling program now in hand, data compilation is underway to update the deposit model to help guide future drilling programs. Planning has commenced for the 2021 exploration program, which is expected to include continued drilling to expand the known resources.

Additional metallurgical testing is also currently underway to provide further information and help confirm the metallurgical recoveries achieved from previous preliminary test work in order to further refine options for the process flow sheet parameters. Results of this testing program are expected in early 2021.

Regional exploration activities and future exploration programs continue to be guided by the ongoing incorporation and compilation of exploration data to refine geological, geochemical and structural models to help identify and prioritize targets for evaluation on the large project land package.

About the Nelligan Project

The Nelligan project is underlain by a portion of the Caopatina segment of the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillette syncline with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

Gold showings of the area are observed broadly as two styles of mineralization: 1) Quartz-sulphide vein type, and 2) disseminated sulphide (pyrite) mineralization in hydrothermally altered units. Mineralization observed on the Nelligan project is dominated by the latter and is characterized by hydrothermal alteration of the host meta-sedimentry units displaying variable carbonatization, sericite, phlogopite and pervasive silicification; and associated with widespread disseminated pyrite, varying from 1% to locally 15%, trace molybdenite and occasionally fine grains of visible gold. Mineralization associated with the estimated mineral resources has been intersected in drilling over a strike length of more than 1.5 kilometre, and to a depth of over 350 vertical metres.

As at December 31, 2019, IAMGOLD reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 18, 2020). In 2019 the Nelligan Gold Project was awarded the Discovery of the Year by the Association de l'Exploration Minière du Québec ("AEMQ").

The Nelligan Gold Project is held under an earn-in option to joint venture agreement with Vanstar (IAMGOLD: 75%; Vanstar: 25%) where IAMGOLD has a further option to acquire an additional interest of 5%, to hold an 80% interest in the Nelligan project by completing and delivering a Feasibility Study. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the project.

Table 1 Nelligan Project Drilling Results - 2020 Drilling program											
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
NE-20-159	523028.82	5473798.75	374.34	330	-50	480.00	201.00	213.00	12.00	10.39	1.02	RENARD ZONE
							220.50	226.50	6.00	5.20	0.78	
							234.00	240.00	6.00	5.20	0.87	
							246.00	279.00	33.00	28.58	0.99	
Including (3)							253.50	269.40	15.90	13.77	1.42	
							285.00	292.50	7.50	6.50	0.85	
							304.75	328.00	23.25	14.94	0.85	
							363.00	364.50	1.50	0.96	2.70	
							376.50	394.50	18.00	15.59	1.55	
Including (3)							382.50	391.50	9.00	7.79	2.58	
							464.10	480.00	15.90	12.18	1.15	
NE-20-160	522937.00	5473541.05	381.11	330	-50	74.00	46.50	55.00	8.50	6.51	4.16	LIAM ZONE
Including (3)							52.70	53.95	1.25	0.96	19.75	
NE-20-161	522122.55	5473790.66	372.10	330	-48	432.00	93.00	120.00	27.00	17.36	1.11	RENARD WEST ZONE
Including (3)							100.35	107.30	6.95	4.47	1.74	
							145.50	154.50	9.00	6.36	0.56	
							160.50	163.50	3.00	2.12	1.63	
							169.50	205.60	36.10	25.53	1.13	
Including (3)							192.20	205.60	13.40	9.48	1.63	
							222.10	244.15	22.05	15.59	1.07	
							263.65	265.15	1.50	1.06	3.41	
							296.30	302.30	6.00	4.24	0.57	
NE-20-162	522949.82	5473719.62	376.43	330	-50	580.00	119.27	132.00	12.73	11.02	1.44	ZONE 36
Including (3)							130.50	132.00	1.50	1.23	8.32	
							189.71	207.00	17.29	14.97	7.62 (4.49 capped at 30g/t)	RENARD ZONE
Including (3)							204.00	205.50	1.50	1.23	66.10	
							217.00	234.00	17.00	13.02	0.95	
							265.50	286.00	20.50	15.70	0.70	
							322.00	340.12	18.12	13.88	0.51	
							348.00	390.00	42.00	32.17	1.15	
							428.40	444.00	15.60	11.95	1.39	
							491.60	516.00	24.40	18.69	0.64	
							526.50	530.65	4.15	3.18	0.94	
							561.00	564.00	3.00	2.60	1.75	
NE-20-163 A, B	522674.71	5473502.97	376.92	330	-50	181.50	Abandonned due to excessive deviation					
NE-20-164	521996.39	5473697.84	375.04	330	-45	450.00	150.72	172.50	21.78	14.00	2.00	RENARD WEST ZONE
Including (3)							155.00	159.50	4.50	2.89	5.80	
							232.00	247.00	15.00	11.49	0.58	
							265.50	277.50	12.00	9.19	0.50	
							286.50	309.70	23.20	19.00	1.72	
Including (3)							304.30	305.80	1.50	1.23	6.81	
							336.00	346.50	10.50	8.60	0.83	
							354.00	371.55	17.55	15.20	0.56	
NE-20-165	521569.41	5472937.62	380.56	330	-48	404.00	No significant results					
						2 601.50						

Notes:
1. True widths are estimated at 64 to 87% of the core interval.
2. Drill hole intercepts are calculated with a lower cut-off 0.50 g/t Au and may contain lower grade interval of up to 5 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 5.
3. Assays intervals are reported uncapped and capped at 30 g/t Au and high grade sub-intervals are highlighted.

.



Figure 1: Nelligan drill hole plan map and highlighted 2020 assay results.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 ("NI 43-101") Standards of Disclosure for Mineral Projects.

The Qualified Person ("QP") responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a QP for the purposes of NI 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted QP. The QP has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's geological staff, including QPs employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

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